NO ACT

DC PE 12-21-07



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



08024894

Received SEC

FEB 15 2008

Washington, DC 20549

February 15, 2008

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2-15-2008

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: Wyeth
Incoming letter dated December 21, 2007

Dear Ms. Goodman:

This is in response to your letter dated December 21, 2007 concerning the shareholder proposal submitted to Wyeth by People for the Ethical Treatment of Animals. We also have received a letter from the proponent dated January 10, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Susan L. Hall
Counsel
People for the Ethical Treatment of Animals
501 Front St.
Norfolk, VA 23510

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

agoodman@gibsondunn.com

December 21, 2007

Direct Dial
(202) 955-8653
Fax No.
(202) 530-9677

Client No.
C 98425-00002

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: *Stockholder Proposal of People for the Ethical Treatment of Animals*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Wyeth, intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Stockholders (collectively, the "2008 Proxy Materials") a stockholder proposal and statements in support thereof (the "Proposal") received from the People for the Ethical Treatment of Animals (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before Wyeth intends to file its definitive 2008 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of Wyeth pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal requests that Wyeth's Board of Directors (the "Board"):

> report to shareholders on the rationale for increasingly exporting the Company's animal experimentation to countries which have either nonexistent or substandard animal welfare regulations and little or no enforcement. Further, shareholders request that the report include information on the extent to which Wyeth requires adherence to U.S. animal welfare standards at facilities in foreign countries.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2008 Proxy Materials pursuant to:

- Rule 14a-8(i)(12)(iii) because the Proposal deals with substantially the same subject matter as three previously submitted stockholder proposals that were included in Wyeth's 2004, 2006 and 2007 proxy materials, and the most recently submitted of those proposals did not receive the support necessary for resubmission; and

- Rule 14a-8(i)(10) because Wyeth has already substantially implemented the Proposal.

ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(i)(12)(iii) Because It Deals with Substantially the Same Subject Matter as Three Previously Submitted Proposals, and the Most Recently Submitted of Those Proposals Did Not Receive the Support Necessary for Resubmission.

Rule 14a-8(i)(12)(iii) permits the exclusion of a stockholder proposal dealing with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years," and the proposal received "less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years."

A. Precedent Regarding Exclusion under Rule 14a-8(i)(12).

The Commission has indicated that the reference in Rule 14a-8(i)(12) that the proposals must deal with "substantially the same subject matter" does not mean that the previous proposals and the current proposal must be exactly the same. Although the predecessor to Rule 14a-8(i)(12) required a proposal to be "substantially the same proposal" as prior proposals, the Commission amended this rule in 1983 to permit exclusion of a proposal that "deals with substantially the same subject matter." Exchange Act Release No. 20091 (Aug. 16, 1983) (the "1983 Release"). In the 1983 Release, the Commission explained the reason for and meaning of the revision, stating:

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns.

Moreover, consistent with the language of the rule, the Staff has confirmed numerous times that Rule 14a-8(i)(12) does not require that the proposals, or their subject matters, be identical in order for a company to exclude the later-submitted proposal. When considering whether proposals deal with substantially the same subject matter, the Staff has focused on the "substantive concerns" raised by the proposal, rather than the specific language or corporate action proposed to be taken. Thus, the Staff has concurred with the exclusion of proposals under Rule 14a-8(i)(12) when the proposal in question shares similar underlying social or policy issues with a prior proposal, even if the proposals recommended that the company take different actions. *See Medtronic Inc.* (avail. June 2, 2005) and *Bank of America Corp.* (avail. Feb. 25, 2005) (proposals requesting that the companies list all of their political and charitable contributions on their websites were excludable as each dealt with substantially the same subject matter as prior proposals requesting that the companies cease making charitable contributions); *Dow Jones & Co., Inc.* (avail. Dec. 17, 2004) (proposal requesting that the company publish in its proxy materials information relating to its process for donations to a particular non-profit organization was excludable as it dealt with substantially the same subject matter as a prior proposal requesting an explanation of the procedures governing all charitable donations); *Saks Inc.* (avail. Mar. 1, 2004) (proposal requesting that the board of directors implement a code of conduct based on International Labor Organization standards, establish an independent monitoring process and annually report on adherence to such code was excludable as it dealt with substantially the same subject matter as a prior proposal requesting a report on the company's vendor labor standards and compliance mechanism); *Bristol-Myers Squibb Co.* (avail. Feb. 11, 2004) (proposal requesting that the board review pricing and marketing policies and prepare a report on how the company will respond to pressure to increase access to prescription drugs was excludable because it dealt with substantially the same subject matter as prior proposals requesting the creation and implementation of a policy of price restraint on pharmaceutical products); *Eastman Chemical Co.* (avail. Feb. 28, 1997) (proposal requesting a report on legal issues related to the supply of raw materials to tobacco companies related to substantially the same subject matter as a proposal that requested that the company divest its filter tow products line, a line that produced materials used to manufacture cigarette filters); *Bristol-Myers Squibb Co.* (avail. Feb. 6, 1996) (proposal requesting the formation of a committee to develop an educational plan to inform women of the potential abortifacient action of the company's products was excludable because it dealt with "substantially the same subject matter (*i.e.* abortion-related matters)" as did prior proposals that requested the company refrain from giving charitable contributions to organizations that perform abortions).

Similarly, the Staff has permitted the exclusion under Rule 14a-8(i)(12) of stockholder proposals that were concerned with the health and welfare of animals used in research testing even though the proposals requested a wide variety of corporate actions in this regard. For example, in *Merck & Co., Inc.* (avail. Dec. 15, 2006) ("*Merck*") and in *Abbott Laboratories* (avail. Feb. 28, 2006) ("*Abbott*"), the Staff concurred that a proposal was excludable under Rule 14a-8(i)(12) because the proposal addressed substantially the same subject matter as a prior proposal, even though the actions requested by the two proposals were quite different. The proposals in *Merck* and *Abbott* requested that the board of directors prepare a feasibility study on amending the company's animal research policy to extend to all contract laboratories and to address the animals' social and behavioral needs. The prior proposals in *Merck* and *Abbott* had requested the company commit to using non-animal methods for certain tests and petition governmental agencies to accept alternative test methods. In both *Merck* and *Abbott*, the Staff found the later submitted proposals were excludable because, despite the different actions the proposals requested, the substantive concerns related to the health and welfare of animals used in research testing.

In *Barr Pharmaceuticals, Inc.* (avail. Sept. 25, 2006) ("*Barr*"), the Staff concurred that a proposal to adopt an animal welfare policy that reduced the number of animals used in research and implemented acceptable standards of care was excludable under Rule 14a-8(i)(12) because it dealt with substantially the same subject matter as a prior proposal that requested the company commit to using non-animal methods for certain tests and petition governmental agencies to accept alternative test methods. As in *Merck* and *Abbott*, the Staff found the proposal under consideration was excludable, despite the fact that the actions each proposal requested were different, because the substantive concern was the health and welfare of the animals used in research testing.

In *Gillette Co.* (avail. Feb. 25, 1993) ("*Gillette*"), the Staff concurred that a stockholder proposal was excludable under the predecessor to Rule 14a-8(i)(12)(iii), because it dealt with substantially the same subject matter as three previously submitted proposals.

- The proposal that *Gillette* was seeking to exclude requested that the company form a committee to review its use of live animals in safety testing and report to stockholders on which product lines had been tested on animals and whether the tests accurately predict product safety.
- One prior proposal requested that the company disclose which products were tested on animals and implement a phase-out policy on animal testing.
- Another prior proposal requested that the company stop all animal testing, send the remaining animals to retirement farms, dismiss any employee who violated the rules and refrain from hiring any outside contractor to conduct the eliminated tests.
- A third prior proposal requested that the board establish a review committee to scrutinize the company's use of animals in safety testing.

Once again, the actions requested by the proposals were disparate but the Staff concurred that all of the proposals dealt with the same substantive concern – health and welfare of animals used in research testing – and allowed the company to exclude the proposal.

B. The Proposal Deals with Substantially the Same Subject Matter as Three Previously Submitted Proposals.

Wyeth has received various stockholder proposals relating to its policies and procedures regarding the health and welfare of animals used in research testing over the past several years. Last year, Wyeth included a stockholder proposal in its 2007 proxy materials, filed on March 16, 2007 (the "2007 Proposal," attached as Exhibit B), that requested the Board:

> adopt and post an Animal Welfare Policy online which addresses the Company's commitment to (a) reducing, refining and replacing its use of animals in research and testing, and (b) providing for the social and behavioral needs of those animals used in such research and testing, both by the Company itself and by all independently retained laboratories. Further, the shareholders request that the Board issue a report to shareholders on the extent to which in-house and contract laboratories are adhering to this policy, including the implementation of enrichment measures.

Wyeth also included a stockholder proposal in its 2006 proxy materials, filed on March 15, 2006 (the "2006 Proposal," attached as Exhibit C) that is practically identical to the 2007 Proposal and requested that the Board:

> adopt and post an Animal Welfare Policy online which addresses the Company's commitment to (a) reducing, refining and replacing its use of animals in research and testing, and (b) ensuring superior standards of care for animals who continue to be used for these purposes, both by the Company itself and by all independently retained laboratories, including provisions to ensure that animals' psychological, social and behavioral needs are met. Further, the shareholders request that the Board issue an annual report to shareholders on the extent to which in-house and contract laboratories are adhering to this policy, including the implementation of the psychological enrichment measures.

Wyeth also included a stockholder proposal in its 2004 proxy materials, filed on March 17, 2004 (the "2004 Proposal," attached as Exhibit D, and collectively with the 2007 Proposal and the 2006 Proposal, the "Previous Proposals") that requested that the Board:

> 1. Issue a policy statement publicly committing to use *in vitro* tests for assessing skin corrosion, skin absorption, skin irritation, phototoxicity and pyrogenicity endpoints, and generally committing to the elimination of product testing on animals in favor of validated in vitro alternatives; and
>
> 2. Formally request that the relevant regulatory agencies accept validated in vitro tests as replacements to animal tests.

As noted above, under Rule 14a-8(i)(12), a company may exclude a stockholder proposal from its proxy materials if such proposal "deals with substantially the same subject matter" as other proposals that the company "previously included in [its] proxy materials within the preceding 5 calendar years." The substantive concern expressed in the Proposal and in the Previous Proposals is the welfare of animals used in research. While the specific language and specific actions proposed in the Proposal and the Previous Proposals in some instances may differ, the fact that they deal with substantially the same subject matter is demonstrated by a comparison of the Proposal and the Previous Proposals with previous instances where the Staff has concurred that a variety of stockholder proposals relating to animal health and welfare involve the same substantive concerns.

- In the instant case, the 2007 Proposal and the 2006 Proposal (collectively, the "Animal Care Policy Proposals") are substantially identical to each other and to the proposal Barr Pharmaceuticals sought to exclude in the *Barr* letter.

- Further, the 2004 Proposal is substantially the same as the previous proposal in the *Barr* letter. The previous proposal in *Barr* requested the company commit to using only non-animal test methods to assess the skin corrosion, absorption, irritation, phototoxicity and pyrogenicity while the 2004 Proposal requested Wyeth commit to using *in vitro* tests (a non-animal testing method) to assess the exact same skin reactions. Both proposals also requested the company petition governmental agencies to accept these types of testing methods. With *Barr* as a precedent, we can conclude that all of the Previous Proposals deal with substantially the same subject matter. Thus, for the purposes of establishing that the Proposal "deals with substantially the same subject matter" as the Previous Proposals, we focus our discussion on the manner in which the Proposal addresses the same substantive concern as the Animal Care Policy Proposals.

- The substantive concern expressed in both the Proposal and the Animal Care Policy Proposals is the health and welfare of animals used in research testing. The Animal Care Policy Proposals call for Wyeth to implement an animal care policy that provides adequate care and humane treatment for animals used in its research testing. The Proposal seeks to ensure that the research test animals, regardless of location, receive adequate care and humane treatment. In fact, the Proposal and the Animal Care Policy Proposals are more similar to each other than the Animal Care Policy Proposals are to the 2004 Proposal and the Staff has already established, through its concurrence in *Barr*, that the Previous Proposals all deal with the same substantive concern.

- Further, the Proposal and Animal Care Policy Proposals are more similar to each other than were the proposals discussed in the precedent letters above. In *Gillette*, the Staff concurred that a proposal that requested the company send all of the research animals to retirement farms and fire any employees who violates this rule dealt with substantially the same subject matter as a proposal that requested the company review its use of live animals in research and report to stockholders on whether the live animal tests accurately predict product safety. The actions requested in these proposals were significantly more diverse than the actions requested in the Wyeth proposals. Likewise, the Proposal and the Animal Care Policy Proposals are more similar to each other than were the proposals properly excluded in either *Merck* or *Abbott*, where the Staff found a proposal requesting a feasibility study on amending the company's animal research policies dealt with the same substantive concern as a proposal that the company commit to using non-animal testing methods.

The substance of the Proposal and the Previous Proposals – the health and welfare of animals used in research testing – deals with the same concern and thus deals with substantially the same subject matter for purposes of Rule 14a-(8)(i)(12).

C. The Proposal Included in Wyeth's 2007 Proxy Materials Did Not Receive the Stockholder Support Necessary to Permit Resubmission.

In addition to requiring that the proposals address the same substantive concern, Rule 14a-8(i)(12) sets thresholds with respect to the percentage of stockholder votes casts in favor of the last proposal submitted and included in Wyeth's proxy materials. The 2007 Proposal was included in Wyeth's 2007 proxy materials. Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") explains that only votes for and against a proposal are included in the calculation of the stockholder vote for the previous proposal. Abstentions and broker non-votes are not included. *See* SLB 14. According to Wyeth's Quarterly Report on Form 10-Q filed on August 7, 2007, there were 47,365,717 votes cast in favor of, and 740,974,668 votes cast against, the 2007 Proposal. *See* Exhibit E. Tallying the votes in accordance with the guidelines established by SLB 14, 6.00% of the votes cast were in favor of the 2007 Proposal. Thus, the last time that Wyeth's stockholders considered a substantially similar proposal, it received less than 10% of the votes cast. Rule 14a-8(i)(12)(iii) provides that a company may exclude a proposal that deals with substantially the same subject matter as previously submitted proposals if the proposal received "less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years." Thus, the Proposal is excludable under Rule 14a-8(i)(12)(iii).

II. The Proposal May Be Excluded under Rule 14a-8(i)(10) Because Wyeth Has Already Substantially Implemented the Proposal.

Under Rule 14a-8(i)(10), a company may exclude a stockholder proposal if the proposal has already been substantially implemented. The purpose of this rule is to avoid stockholder consideration of "matters which already have been favorably acted upon by management." Exchange Act Release No. 12598 (July 7, 1976). The Staff has concurred in the exclusion of stockholder proposals requesting some type of reporting when the company has already provided such information to its stockholders and the public. *See Exxon Mobil Corp.* (avail. Mar. 23, 2007) (proposal requesting a report on the company's response to rising regulatory, competitive and public pressure to develop renewable energy technologies and products was excluded under 14a-8(i)(10) where the company argued that the proposal had been substantially implemented by the publishing of a report outlining perspectives on energy trends); *Honeywell Int'l, Inc.* (avail. Feb. 21, 2007) (proposal requesting the board issue a sustainability report to stockholders was excludable under 14a-8(i)(10) where the company argued that they had already published a "Honeywell Sustainable Opportunity" report); *ConAgra Foods, Inc.* (avail. July 3, 2006) (proposal requesting the board issue a sustainability report to stockholders was excludable under 14a-8(i)(10) where the company argued that they had already published a "Corporate Responsibility Report").

The Proposal has been substantially implemented because Wyeth has already developed and published policies for ensuring compliance with all applicable laws, in general, and animal welfare laws specifically. In its Code of Conduct (available at http://media.corporate-ir.net/media_files/IROL/78/78193/COC.pdf) Wyeth commits to "compl[y] with the law *wherever we operate* and with the requirements of the regulatory agencies that oversee our activities" (emphasis added), and further to "go beyond the letter of the law and to operate according to the high standards of integrity and ethical behavior set by our mission and our values." In addition, Wyeth has adopted an "Animal Welfare Policy" (available at http://www.wyeth.com/aboutwyeth/citizenship/animalwelfare and attached hereto as Exhibit F) that is applicable to "*all* animal research and testing conducted *or sponsored by* Wyeth Research" (emphasis added). In the Animal Welfare Policy, Wyeth emphasizes its commitment that "all animal care and use programs meet or exceed applicable regulations and guidelines." Wyeth's commitment pertains to all animal care and use programs regardless of "whether conducted in-house or by third-party contractors." In fact, Wyeth recently revised its Animal Welfare Policy to make it expressly clear that the Policy includes both in-house and third-party contractors. The Animal Welfare Policy further states that it is Wyeth's policy that all animal use "must be conducted in a humane and scientifically sound manner" adhering to a list of specific principles. Among these principles is the requirement that "[a]ll experimental animals are housed and cared for in compliance with the Animal Welfare Act . . ., the European Union Directive . . . and in accordance with other professional and humanitarian guidelines such as the Institute for Laboratory Animal Resources (ILAR) Guide for the Care and Use of Laboratory Animals." To ensure these standards are maintained, the Animal Welfare Policy provides that mistreatment of animals "may be grounds for immediate dismissal from employment." Accordingly, the Proposal's request for information regarding Wyeth's compliance with animal welfare regulations in its operations conducted in the United States and in foreign countries has already been substantially implemented because Wyeth's management has made available the guidelines and policies that it developed to ensure that Wyeth operates its animal testing in compliance with all applicable laws and that it conducts all animal testing in a humane manner that meets or exceeds applicable regulations and guidelines.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Wyeth excludes the Proposal from its 2008 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In addition, Wyeth agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to Wyeth only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653, my colleague Elizabeth A. Ising at (202) 955-8287 or Eileen M. Lach, Wyeth's Vice President, Corporate Secretary and Associate General Counsel, at (973) 660-6073.

Sincerely,



Amy L. Goodman

EML/jas
Enclosures

cc: Eileen M. Lach, Wyeth
Susan L. Hall, People for the Ethical Treatment of Animals

100355728_8.DOC

EXHIBIT A



PeTA

PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS

501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)

PETA.org
Info@peta.org



AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS

October 31, 2007

Eileen M. Lach
Corporate Secretary
Wyeth
Five Giralda Farms
Madison, New Jersey 07940

Re: Shareholder Proposal for Inclusion in the 2008 Proxy Materials

Dear Ms. Lach:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for the 2008 annual meeting. Also enclosed is a letter from PETA's brokerage firm, Morgan Stanley, confirming PETA's ownership of the Company's common stock acquired more than one year ago. PETA has held these shares continuously for more than one year and intends to hold them through and including the date of the 2008 annual meeting of shareholders.

Please contact the undersigned if you need any further information. If the Company will attempt to exclude any portion of this proposal under Rule 14a-8, please advise me within 14 days of your receipt of this proposal. I can be reached at 10 Holden Street, North Adams, MA 012472, by telephone at (413) 662-4022 or by e-mail at SusanH@peta.org.

Very truly yours,



Susan L. Hall
Regulatory Testing Division Counsel

SLH/pc
Enclosures



RECEIVED
NOV 05 2007
2:38 pm
EILEEN M. LACH

WYETH

REPORT ON EXPORTING ANIMAL TESTING

This Proposal is submitted by People for the Ethical Treatment of Animals.

RESOLVED, that the Board report to shareholders on the rationale for increasingly exporting the Company's animal experimentation to countries which have either nonexistent or substandard animal welfare regulations and little or no enforcement. Further, shareholders request that the report include information on the extent to which Wyeth requires adherence to U.S. animal welfare standards at facilities in foreign countries.

Supporting Statement:

Our Company has posted guidelines on its Web site entitled *Animal Welfare Policy.* The Company has publicly stated that "all animal use at Wyeth Research must be conducted in a humane and scientifically sound manner."[1] Additionally, the *Animal Welfare Policy* provides and requires that:

- Animal care and use programs be headed by specially trained veterinarians and professionals who are responsible for implementing sound animal management practices;
- Pain and distress in research animals be avoided or minimized and, when unavoidable, the administration of appropriate analgesics, anesthetics or other non-pharmacologic approaches will be used;
- Humane and appropriate methods of euthanasia be used; and

---

[1] http://www.wyeth.com/aboutwyeth/citizenship/animalwelfare

- All personnel involved in animal care must have received proper animal care and use training.

But as reported in *Forbes* magazine the rationale for outsourcing animal testing to China, the leading location for such testing, is that "scientists are cheap, lab animals plentiful and pesky protesters held at bay."[2] Similarly, *Business Week* reported on the pharmaceutical industry's increasing reliance on outsourcing testing to India, China, and Russia.[3] DrugResearcher.com published an article entitled *"China luring preclinical players,"* further highlighting the industry's pursuit of outsourcing.[4] Wyeth has apparently succumbed to the outsourcing frenzy and has a presence in China, and is conducting preclinical trials in India.[5]

As recent media reports of safety scandals and product recalls have made abundantly clear, standards for products exported from China to the U.S. are lacking. Shareholders deserve to understand why animal testing is being moved to foreign countries, such as China and India. Moreover, our Company should report on the steps that are being taken to assure shareholders that animal testing conducted in other countries is held to at least the same animal welfare standards as animal testing conducted in the U.S.

We urge shareholders to support this resolution.

---

[2] "*Comparative Advantage*"; Forbes, p. 76 Vol. 178 No. 10 (Nov. 13, 2006)
[3] "*The Future of Outsourcing*"; Business Week, (Jan. 30, 2006)
[4] *"China luring preclinical players"*; DrugResearcher.com (Oct. 10, 2007)
[5] *"Wyeth 'learns and confirms' in India"*; ChemEurope.com at http://www.chemeurope.com/articles/e/55869/

9812 Falls Road, Suite 123
Potomac, MD 20854
toll free 800 608 8163
tel 301 765 6460
fax 301 765 6464

Morgan Stanley

October 31, 2007

Ms. Eileen M. Lach
Corporate Secretary
Wyeth
Five Giralda Farms
Madison, NJ 07940

Re: Shareholder Proposal for Inclusion in the 2008 Proxy Materials

Dear Ms. Lach:

This letter serves as formal confirmation to verify that People for the Ethical Treatment of Animals is the beneficial owner of 63 shares of Wyeth common stock and that PETA has continuously held at least $2,000.00 in market value, or 1% of Wyeth for at least one year prior to and including the date of this letter.

Should you have any questions or require additional information, please contact me at (301) 765-6469.

Sincerely,



Abril Azmi
Senior Registered Assistant
Morgan Stanley & Co., Inc.
Potomac, MD



EXHIBIT B

Table of Contents

Five Giralda Farms
Madison, New Jersey 07940

Robert Essner
Chairman and
Chief Executive Officer

Wyeth

March 19, 2007

Dear Fellow Stockholder:

It is my pleasure to invite you to attend Wyeth's 2007 Annual Meeting of Stockholders. The annual meeting will be held on Thursday, April 26, 2007 at 9:30 in the morning at the Hyatt Morristown at Headquarters Plaza, 3 Speedwell Avenue, Morristown, New Jersey.

The Notice of Annual Meeting and proxy statement in this mailing describe the business items we plan to address at the meeting. We also will present a brief report on our business and respond to your questions.

Your vote is very important. Please take the time to cast your vote regardless of the number of shares you own. Many of you will have the option to cast your proxy vote by telephone or via our Internet website. These are quick, cost-effective and easy ways for you to submit your proxy. If you vote by telephone or via our Internet website, you do not need to return the enclosed proxy card by mail. If you prefer to vote by mail, please sign, date and return the enclosed proxy card in the postage-paid envelope provided.

I look forward to seeing you on April 26th.

Sincerely,



Wyeth Pharmaceuticals
Wyeth Consumer Healthcare
Fort Dodge Animal Health

Table of Contents

To enable us to satisfy tax withholding obligations relating to non-qualified stock options, in lieu of cash payment the Committee may provide that optionees may elect to have us withhold from an option exercise, or separately surrender, shares of common stock.

Section 162(m)

In general, Section 162(m) of the Code denies a publicly held corporation a deduction for U.S. federal income tax purposes for compensation in excess of $1 million per year per person to its chief executive officer and the four other officers whose compensation is disclosed in its proxy statement, subject to certain exceptions. The Amended 2005 Plan and the 2005 Plan are intended to satisfy an exception with respect to grants of options to covered employees. In addition, the Amended 2005 Plan is designed to permit certain awards of restricted stock units (performance share unit awards) to be awarded as performance compensation awards intended to qualify under the "performance-based compensation" exception to Section 162(m) of the Code. Awards will be paid only if one or more of the applicable performance criteria is satisfied.

New Plan Benefits

Because awards to be granted in the future under the Amended 2005 Plan are at the discretion of the Committee, it is not possible to determine the benefits or the amounts received or that will be received under the Amended 2005 Plan by our officers or other employees.

Proposed Action

The proposal to approve the Amended 2005 Plan requires the affirmative vote of a majority of the votes cast, in person or by proxy, at the Annual Meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE PROPOSED AMENDMENT AND RESTATEMENT OF THE 2005 STOCK INCENTIVE PLAN FOR TAX COMPLIANCE.

2007 STOCKHOLDER PROPOSALS

Our stockholders have informed management of their intention to present the following resolutions for consideration at the annual meeting. The name, address and number of shares held by these stockholders will be promptly furnished orally or in writing by us upon request. These requests may be directed to Eileen M. Lach, our Corporate Secretary, who may be contacted at Five Giralda Farms, Madison, NJ 07940 by mail or by calling (973) 660-6073.

ITEM 5.
STOCKHOLDER PROPOSAL
ANIMAL WELFARE POLICY

RESOLVED, that the Board adopt and post an Animal Welfare Policy online which addresses the Company's commitment to (a) reducing, refining and replacing its use of animals in research and testing, and (b) providing for the social and behavioral needs of those animals used in such research and testing, both by the Company itself and by all independently retained laboratories. Further, the shareholders request that the Board issue a report to shareholders on the extent to which in-house and contract laboratories are adhering to this policy, including the implementation of enrichment measures.

Supporting Statement:

The Boards of many companies have adopted and prominently published animal welfare policies on their Web sites committing to the care, welfare, and protection of animals used in product research and development.

Table of Contents

Our Company should be an industry leader with respect to animal welfare issues, and yet it has no publicly available animal welfare policy and is therefore below the industry standard.

However, the disclosure of atrocities recorded at Covance, Inc., an independent laboratory headquartered in Princeton, New Jersey,[1] has made the need for a formalized, publicly available animal welfare policy that extends to all outside contractors all the more relevant, indeed urgent.[2] Filmed footage showed primates being subjected to such gross physical abuses and psychological torments that Covance sued to enjoin People for the Ethical Treatment of Animals in Europe from publicizing it. The Honorable Judge Peter Langan in the United Kingdom refused to stop PETA from publicizing the film and instead ruled in PETA's favor. The Judge stated in his opinion that two aspects of the video, namely the "rough manner in which the animals are handled and the bleakness of the surroundings in which they are kept ... even to a viewer with no particular interest in animal welfare, at least cry out for explanation."[3]

Shareholders cannot monitor what goes on behind the closed doors of the animal testing laboratories, so the Company must. Accordingly, we urge the Board to commit to promoting basic animal welfare measures as an integral part of our Company's corporate stewardship.

We urge shareholders to support this Resolution.

1 PETA's undercover investigator videotaped the systematic abuse of animals at Covance's laboratory in Vienna, VA over a six month investigation.

2 In October 2005, Covance's Director of Early Development stated that "We've worked with just about every major company around the world" (*http://www.azcentral.com/arizonarepublic/eastvalleyopinions/articles/1021credit21.html).*

3 The case captioned *Covance Laboratories Limited v. PETA Europe Limited* was filed in the High Court of Justice, Chancery Division, Leeds District Registry, Claim No. 5C–00295. In addition to ruling in PETA's favor, the Court ordered Covance to pay PETA £50,000 in costs and fees.

Wyeth's Response

OUR BOARD AND MANAGEMENT OPPOSE THIS PROPOSAL AND RECOMMEND A VOTE AGAINST IT FOR THE FOLLOWING REASONS:

In 2007, we began posting on our website our policy regarding the ethical treatment of animals in pharmaceutical research, *Animal Welfare Policy* (*www.wyeth.com*). As such, we believe that the spirit of this proposal has been substantially implemented, and we do not believe that any further disclosure or reports are warranted at this time.

As one of the world's largest research–driven pharmaceutical and health care products companies, we conduct research and development programs to discover and develop pharmaceuticals, biotechnology products and vaccines for the treatment and prevention of human and animal disease. Laboratory experimentation, studies in animals and, for human medicines, trials in people are required or necessary to establish the safety and efficacy of new drugs and to obtain government approval for their marketing, manufacturing and sale.

Research animals are essential to understand the complex interactions among the body's organ systems and the physiological and pathological consequences of exposure to drugs, biologics and vaccines, and the privilege of using animals in our research and product safety testing is a stewardship that we take very seriously. We are committed to using the minimum number of animals necessary to assess the safety and efficacy of our products. In addition, non–animal studies are utilized whenever valid alternatives exist, and methods are tailored to minimize pain and distress to the animal. Although non–animal research methods contribute to the reduction of animal use, the need for animal studies still exists, and we believe that the need for animal studies will continue for the foreseeable future. In many countries, such studies are required before a drug can be approved for use.

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It is our policy that all animal care and use protocols meet or exceed applicable regulations and guidelines relevant to the welfare of research animals, and we are confident that our use of animals in the conduct of our research and development programs for the treatment and prevention of human and animal disease meets or exceeds all applicable standards and regulations. Highly trained professionals lead our programs and ensure appropriate management of animals used in product safety testing. All animal use by Wyeth must be conducted in a humane and scientifically sound manner, and we believe that we currently have the mechanisms of oversight in place to assure the humane and the responsible use of animals in research. We regularly monitor our compliance with our policy regarding animal welfare.

OUR BOARD AND MANAGEMENT RECOMMEND A VOTE AGAINST THIS STOCKHOLDER PROPOSAL.

ITEM 6.
STOCKHOLDER PROPOSAL
REGARDING PREPARATION OF A REPORT ON LIMITING SUPPLY OF PRESCRIPTION DRUGS IN CANADA

WHEREAS, current business practices of the company have resulted in a pricing structure that charges United States customers significantly higher prices for the same prescription medicines made available at significantly lower prices in Canada, other developed countries and world markets; and

WHEREAS, governmental agencies and individuals in the United States are demanding affordable drug prices and are taking actions to access lower priced products from Canada and other world markets; and

WHEREAS, according to published reports, the company has cut supplies of its medicines to Canadian wholesalers and companies that it claims allowed its product to be sold to Americans seeking lower prices available in the Canadian market; and

WHEREAS, according to published reports, the company's actions have resulted in lawsuits and threatened lawsuits; and

WHEREAS, the company's actions to limit supply of medicines in Canada may violate local, national and international laws and could result in large settlements, large awards of damages and potential punitive damages which would negatively impact the economic stability of the company and the value of its shares.

Resolved:

Shareholders request the Board of Directors to prepare a report on the effects on the long-term economic stability of the company and on the risks of liability to legal claims that arise from the company's policy of limiting the availability of the company's products to Canadian wholesalers or pharmacies that allow purchase of its products by U.S. residents. The report should be prepared at reasonable cost and omitting proprietary information, by September 30, 2007.

SUPPORTING STATEMENT

We urge shareholders to vote **FOR** this proposal.

EXHIBIT C

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Five Giralda Farms
Madison, New Jersey 07940

Robert Essner
Chairman, President and
Chief Executive Officer

Wyeth

March 15, 2006

Dear Fellow Stockholder:

It is my pleasure to invite you to attend Wyeth's 2006 Annual Meeting of Stockholders. The annual meeting will be held on Thursday, April 27, 2006 at 9:30 in the morning at the Hyatt Morristown hotel located at 3 Headquarters Plaza, Morristown, New Jersey.

The Notice of Annual Meeting and proxy statement in this mailing describe the business items we plan to address at the meeting. We will also present a brief report on our business and respond to your questions.

Your vote is very important. Please take the time to cast your vote regardless of the number of shares you own. Many of you will have the option to cast your proxy vote by telephone or via our internet website. These are quick, cost effective and easy ways for you to submit your proxy. If you would prefer to vote by mail, please sign, date and return the enclosed proxy form in the postage-paid envelope provided.

I look forward to seeing you on April 27th.

Sincerely,



Wyeth Pharmaceuticals
Wyeth Consumer Healthcare
Fort Dodge Animal Health

•As permitted by state and federal laws, Wyeth employees pool their personal resources to voluntarily fund a political action committee used to support federal and state candidates who understand and appreciate the value of innovation and its importance to improving healthcare.

Wyeth also supports its employees' involvement in the political process through the employees' direct donations and volunteering. The Wyeth Code of Conduct, which can be found at *www.wyeth.com*, sets forth Wyeth's policy on political contributions by its employees worldwide. It should be noted that Wyeth is fully committed to complying with campaign finance and lobbying laws, and changes that may be enacted in the future, including the laws requiring public disclosure of political contributions and lobbying expenses.

Further, all political contributions made by the political action committee funded by Wyeth employees at the federal level are currently required to be publicly disclosed and are available through the Federal Election Commission at www.fec.gov. Information about lobbying expenses and state political contributions is also publicly available. However, it would be costly and burdensome for Wyeth to assemble different and specific reports at the request of each non-governmental organization that may seek them. In addition, disclosing the business rationale for each political contribution as called for in the proposal could put Wyeth at a competitive disadvantage. For all of these reasons, our Board and management do not believe the report requested in this proposal is practical or necessary and recommend a vote AGAINST the proposal.

OUR BOARD AND MANAGEMENT RECOMMEND A VOTE AGAINST THIS STOCKHOLDER PROPOSAL.

ITEM 6.
WYETH SHAREHOLDER RESOLUTION

WHEREAS, the Company conducts tests on animals as part of its product research and development; and

WHEREAS, the Company also retains independent laboratories to conduct tests on animals as part of product research and development; and

WHEREAS, abuses of animals at independent laboratories have been recently revealed and disclosed by the media; and

WHEREAS, the Company has no published animal welfare or animal care policy prominently posted on its website; NOW THEREFORE,

BE IT RESOLVED, that the shareholders request that the Board adopt and post an Animal Welfare Policy online which addresses the Company's commitment to (a) reducing, refining and replacing its use of animals in research and testing, and (b) ensuring superior standards of care for animals who continue to be used for these purposes, both by the Company itself and by all independently retained laboratories, including provisions to ensure that animals' psychological, social and behavioral needs are met. Further, the shareholders request that the Board issue an annual report to shareholders on the extent to which in-house and contract laboratories are adhering to this policy, including the implementation of the psychological enrichment measures.

Supporting Statement:

The Boards of many companies have adopted and prominently published animal welfare policies on their websites relating to the care of animals used in product research and development. Our Company should be an industry leader with respect to animal welfare issues, and yet it has no publicly available animal welfare policy.

The recent disclosure of atrocities recorded at Covance, Inc. has made the need for a formalized, publicly available animal welfare polity that extends to all outside contractors all the more relevant, indeed urgent. Filmed footage showed primates being subjected to such gross physical abuses and psychological torments that Covance sued to stop PETA Europe from publicizing it. The Honorable Judge Peter Langan, in the United Kingdom, who denied Covance's petition, stated in his decision that the video was "highly disturbing" and that just two aspects of it, namely the "rough manner in which animals are handled and the bleakness of the surroundings in which they are kept . . . even to a viewer with no particular interest in animal welfare, at least cry out for explanation." [1]

Shareholders cannot monitor what goes on behind the closed doors of the animal testing laboratories, so the Company must. Accordingly, we urge the Board to commit to ensuring that basic animal welfare measures are an integral part of our Company's corporate stewardship.

We urge shareholders to support this Resolution.

Wyeth's Response

OUR BOARD AND MANAGEMENT OPPOSE THIS PROPOSAL AND RECOMMEND A VOTE AGAINST IT FOR THE FOLLOWING REASONS:

As one of the world's largest research–driven pharmaceutical and health care products companies, Wyeth conducts research and development programs to discover and develop pharmaceuticals and vaccines for the treatment and prevention of human and animal disease. Laboratory experimentation, studies in animals and, for human medicines, trials in people are all needed to establish the safety and efficacy of new drugs and to obtain government approval for their marketing, manufacturing and sale.

Research animals are essential to understand the complex interactions among the body's organ systems and the physiological and pathological consequences of exposure to drugs and vaccines. Wyeth is committed to using the minimum number of animals necessary to assess the safety and efficacy of our products. In addition, non–animal studies are utilized whenever valid alternatives exist and methods are tailored to minimize pain and distress to the animal. Although non–animal research methods contribute to the reduction of animal use, we believe that the need for animal studies will continue for the foreseeable future.

It is Wyeth's policy that all animal care and use programs meet or exceed applicable regulations and guidelines relevant to research animal welfare and we are confident that our use of animals in the conduct of our research and development programs for the treatment and prevention of human and animal disease meets or exceeds all applicable standards and regulations. All animal use by Wyeth must be conducted in a humane and scientifically sound manner.

However, Wyeth's internal policies regarding its day–to–day management and operations are proprietary and are generally not made publicly available. We do not believe that their disclosure is warranted at this time. We therefore recommend a vote AGAINST this proposal.

OUR BOARD AND MANAGEMENT RECOMMEND A VOTE AGAINST THIS STOCKHOLDER PROPOSAL.

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1 The case caption Covance Laboratories Limited v. PETA Europe Limited was filed in the High Court of Justice, Chancery Division, Leeds District Registry, Claim No. 5C–00295. In addition to ruling in PETA's favor, the Court ordered Covance to pay PETA £50,000 in costs and fees.

EXHIBIT D

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Five Giralda Farms
Madison, NJ 07940

Robert Essner
Chairman, President and
Chief Executive Officer

Wyeth

March 17, 2004

Dear Fellow Stockholder:

It is my pleasure to invite you to attend Wyeth's 2004 Annual Meeting of Stockholders. The annual meeting will be held on Thursday, April 22, 2004 at 9:30 in the morning at the Headquarters Plaza Hotel located at Three Headquarters Plaza, Morristown, New Jersey.

The Notice of Annual Meeting and proxy statement in this mailing describe the business items we plan to address at the meeting. We will also present a brief report on our business and will respond to your questions.

Your vote is very important. Please take the time to cast your vote regardless of the number of shares you own. Many of you will have the option to cast your proxy vote by telephone or via our internet website. These are quick, cost effective and easy ways for you to submit your proxy. If you would prefer to vote by mail, please sign, date and return the enclosed proxy form in the postage–paid envelope provided.

I look forward to seeing you on April 22nd.

Sincerely,



Wyeth Pharmaceuticals
Wyeth Consumer Healthcare
Fort Dodge Animal Health

ITEM 4.
STOCKHOLDER PROPOSAL ON ANIMAL TESTING

This proposal relates to Wyeth's (or "the Company") policies with respect to corporate stewardship, human health, good science, and animal welfare. Given the availability of five validated non–animal *(in vitro)* tests for assessing dermal and pyrogenic effects, Wyeth should commit to using these *in vitro* methods in place of animal testing.

WHEREAS, the Company should demonstrate its commitment to the highest ethical standards in its business practices including i) protecting the public health, and ii) promoting good science and eliminating unnecessary and painful animal experiments by using available, validated *in vitro* assays for testing Wyeth's products;

NOW, THEREFORE, BE IT RESOLVED that the shareholders of Wyeth request that the Board:

1. Issue a policy statement publicly committing to use *in vitro* tests for assessing skin corrosion, skin absorption, skin irritation, phototoxicity and pyrogenicity endpoints, and generally committing to the elimination of product testing on animals in favor of validated *in vitro* alternatives; and
2. Formally request that the relevant regulatory agencies accept validated *in vitro* tests as replacements to animal tests.

Supporting Statement: Wyeth has a responsibility to use non–animal test methods, not only because they are generally more reliable, faster, and more economical, but also to eliminate the cruelty associated with animal testing.

Testing for skin corrosion, irritation, and absorption, phototoxicity, and pyrogenicity on animals is no longer necessary. These endpoints can be tested using non–animal methods.

Testing for skin corrosion can be accomplished using skin equivalent tests such as EpiDerm™ and EpiSkin™. In the animal test, rabbits are locked into full body restraints and the chemical is applied to shaved skin for several hours. Canada, the European Union, and most countries in the Organization for Economic Cooperation and Development (OECD) have accepted the *in vitro* tests as total replacements for animal tests.

The rate of chemical absorption through the skin can be determined using isolated human skin tissue instead of applying substances to the skin of living animals. This *in vitro* approach has been accepted as an OECD Test Guideline, and in several European countries is the default approach for skin absorption testing.

Once a chemical has been determined to be non–corrosive, its potential to cause mild irritation can be tested using a clinical skin patch test. Regulators in Canada accept the use of clinical skin–patch test volunteers as a valid replacement for animal based skin irritation testing.

Phototoxicity, an inflammatory reaction caused by the interaction of a chemical with sunlight, can be evaluated using the 3T3 Neutral Red Uptake ("NRU") test. The animal based test involves applying different concentrations of a chemical on the shaved skin of guinea pigs, and exposing half of the animals to ultraviolet radiation for at least two hours. The NRU test has been accepted throughout Europe and by the OECD as the official test guideline for phototoxicity.

Pyrogenicity refers to the inflammatory reaction and fever that can occur when certain intravenous drugs and pharmaceutical products interact with the immune system. The animal test consists of locking rabbits in full–body restraints, injecting test substances into their blood stream, and monitoring temperature. The *in vitro* pyrogen test validated in Europe as a total replacement for the rabbit test, involves using blood donated by healthy human donors. The *in vitro* test is more accurate, and the results more quickly attainable.

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Wyeth's Response

OUR BOARD AND MANAGEMENT OPPOSE THIS PROPOSAL AND RECOMMEND A VOTE AGAINST IT FOR THE FOLLOWING REASONS:

Wyeth seeks to discover and develop products primarily for the prevention or treatment of human disease and the elimination of associated human suffering. The privilege to use animals in our research and in product safety testing is a stewardship that we take very seriously.

Animals are used to the minimum extent necessary to assess the safety and efficacy of our products. Although non–animal research methods have contributed to reducing our animal use, the need for animal studies still exists.

All of our divisions which engage in animal testing have been working to eliminate unnecessary tests. However, research in animals has continued to provide us with much of the information necessary to develop today's safe and effective vaccines, biologics and new chemical entities. Testing with animals is an essential component of biomedical research because the complexity of the human or animal body cannot yet be modeled adequately by computer or cell culture systems and is required by current regulations to prove the safety and efficacy of pharmaceutical products.

In conducting our research, the number of animals used is minimized and we continue to meet or exceed the high standards of care and humaneness set by the National Research Council of the National Academy of Sciences, the National Institutes of Health and the U.S. Department of Agriculture as mandated under the Animal Welfare Act.

Research is at the core of our business and is essential to its growth. Our Company brings to the world pharmaceutical and health care products that improve lives. Our use of animals in this research is based on government regulations and prudent research practices and is necessary to bring new medicines to market for use in people. Therefore, the Board and Management recommend a vote AGAINST the proposal.

OUR BOARD AND MANAGEMENT RECOMMEND A VOTE AGAINST THIS STOCKHOLDER PROPOSAL.

OTHER MATTERS

When are stockholder proposals due for the 2005 annual meeting?

Stockholder proposals for the 2005 annual meeting must be received by us at our principal executive offices on or before November 18, 2004 in order to be included in our proxy materials for the meeting. Also, in accordance with the notice requirements in our By–Laws, if a stockholder notifies us of his or her intent to present a proposal for consideration at our 2005 annual meeting after January 22, 2005, we (through the persons named as proxies in the proxy materials) may exercise discretionary voting authority (as we choose) at the meeting with respect to that late proposal without including information regarding it in our proxy materials.

What happens if you receive multiple copies of the annual report and proxy statement?

Applicable rules permit brokerage firms and the Company to send one annual report and proxy statement to multiple stockholders who share the same address under certain circumstances. This practice is known as "householding." If you hold your shares through a broker, you may have consented to reducing the number of copies of materials delivered to your address. In the event that you wish to revoke a "householding" consent you previously provided to a broker, you must contact that broker to revoke your consent. However, if you wish to receive a separate proxy statement for the 2004 annual meeting or a 2003 annual report, you may find these materials at our internet website (www.wyeth.com) or you may receive printed copies by contacting Wyeth Investor Relations, Five Giralda Farms, Madison, New Jersey 07940 by mail or by calling (973) 660–5000.

EXHIBIT E

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10–Q

(Mark One)
☒ **Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the quarterly period ended June 30, 2007

or

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from _____ to _____

Commission file number 1–1225

Wyeth
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**13–2526821** (I.R.S. Employer Identification No.)
Five Giralda Farms, Madison, N.J. (Address of principal executive offices)	**07940** (Zip Code)

Registrant's telephone number, including area code: (973) 660–5000

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non–accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b–2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non–accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b–2 of the Exchange Act). Yes ☐ No ☒

The number of shares of Wyeth's Common Stock outstanding as of the close of business on July 31, 2007:

Class	Number of Shares Outstanding
Common Stock, $0.33–1/3 par value	**1,344,640,581**

(v) Adoption of the Stockholder Proposal regarding the disclosure of the Company's animal welfare policy:

For	Against	Abstain
47,365,717	740,974,668	189,799,932

There were 143,719,140 broker non-votes with reference to this item.

(vi) Adoption of the Stockholder Proposal regarding a report on limiting supply of prescription drugs in Canada:

For	Against	Abstain
252,013,034	609,166,203	116,961,080

There were 143,719,140 broker non-votes with reference to this item.

(vii) Adoption of the Stockholder Proposal regarding the disclosure of political contributions:

For	Against	Abstain
263,618,202	551,663,338	162,858,777

There were 143,719,140 broker non-votes with reference to this item.

(viii) Adoption of the Stockholder Proposal regarding the recoupment of incentive bonuses:

For	Against	Abstain
514,112,438	452,909,477	11,118,402

There were 143,719,140 broker non-votes with reference to this item.

(ix) Adoption of the Stockholder Proposal regarding interlocking directorships:

For	Against	Abstain
66,240,437	897,624,341	14,275,539

There were 143,719,140 broker non-votes with reference to this item.

(x) Adoption of the Stockholder Proposal regarding separating the roles of Chairman and Chief Executive Officer:

For	Against	Abstain
406,358,257	559,256,528	12,525,532

There were 143,719,140 broker non-votes with reference to this item.

GIBSON, DUNN & CRUTCHER LLP

EXHIBIT F

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Animal Welfare Policy

I. Scope

This policy applies to all animal research and testing conducted or sponsored by Wyeth Research.

II. General

A. Wyeth Research conducts research and development programs to discover and develop pharmaceuticals and vaccines for the treatment and prevention of human disease. Laboratory experimentation, studies in animals and trials in people are all needed to establish the safety and efficacy of new drugs and to obtain government approval for their marketing, manufacturing and sale.

B. Research animals are essential to understand the complex interactions among the body's organ systems and the physiological and pathological consequences of exposure to drugs and vaccines. Wyeth Research is committed to using the minimum number of animals necessary to assess the safety and efficacy of our products. In addition, non-animal studies are utilized whenever valid alternatives exist, and existing methods are refined when necessary to minimize pain and distress or reduce animal use. Although non-animal research methods are increasingly contributing to the reduction of animal use, the need for animal studies will continue for the foreseeable future.

III. Specific

It is the policy of Wyeth Research, whether conducted in-house or by third-party contractors, that all animal care and use programs meet or exceed applicable regulations and guidelines relevant to research animal welfare. All animal use at Wyeth Research must be conducted in a humane and scientifically sound manner, adhering to the following principles:

1. No procedures may be conducted on any live or dead laboratory animal without written approval by the site-specific Institutional Animal Care and Use Committee (IACUC).
2. All experimental animals are housed and cared for in compliance with the Animal Welfare Act (Title 9, U.S.C.), the European Union Directive 86/609/EEC, as applicable, and in accordance with other professional and humanitarian guidelines such as the Institute for Laboratory Animal Resources (ILAR) Guide for the Care and Use of Laboratory Animals.
3. Wyeth animal care and use programs are lead by specially trained veterinarians and professionals who are responsible for implementing sound animal management practices that support high-quality *in vivo* research.
4. Animals are used only to the extent necessary to obtain scientifically valid data and to meet registration requirements. Methods requiring fewer or no animals must be utilized whenever possible.
5. Avoidance or minimization of pain and distress in research animals is paramount. It must be considered that procedures that cause pain and distress in humans may cause pain or distress in other animal species. When pain and/or distress are unavoidable, appropriate analgesics, anesthetics, and/or non-pharmacologic approaches will be used, except in rare instances where valid scientific justification has been provided and the IACUC has concurred.
6. Prolonged physical restraint may only be approved by the IACUC, with acclimation, after alternative methods have been reviewed and found to be inadequate.
7. Only humane and appropriate methods of euthanasia may be used.
8. All personnel involved in animal care and use must have received appropriate training and/or experience in the techniques and procedures of their respective fields, as well as the ethics of animal care and use,

prior to being involved in animal research at Wyeth.

9. No employee shall be discriminated against or subject to reprisal for reporting concerns, deficiencies, or violation of regulatory guidelines concerning animal welfare to Wyeth management, the IACUC or other responsible official.
10. Mistreatment of animals is a serious offense and may be grounds for immediate dismissal from employment.

January 10, 2008

RECEIVED

2008 JAN 16 AM 10:59

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE



PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
Tel. 757-622-PETA
Fax 757-622-0457
PETA.org
info@peta.org

BY REGULAR & ELECTRONIC MAIL: cfletters@sec.gov

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.W.
Washington, D.C. 20549

Re: **WYETH:** Shareholder Proposal of People for the Ethical Treatment of Animals regarding **Outsourcing Animal Testing to Foreign Countries**

Ladies and Gentlemen:

This letter is filed in response to a no action letter dated December 21, 2007, submitted to the SEC by Wyeth ("Wyeth" or "the Company"). The Company seeks to exclude a shareholder proposal submitted by PETA relating to Wyeth's outsourcing animal testing to countries such as China, which have no animal welfare laws or protections (hereinafter referred to as the "Outsourcing" resolution).

Wyeth claims that the Outsourcing resolution is substantially the same as resolutions filed in 2004, 2006 and 2007, and should be omitted pursuant to Rule 14a-8(i)(12). Wyeth also argues that the Outsourcing resolution has been substantially implemented and can therefore be excluded under Rule 14a-8(i)(10). It should be noted that the Company's no action letter involving its Rule 14a-8(i)(12) position is practically identical to Pfizer's no action letter, and therefore this challenge will likewise repeat certain of the positions taken in opposition to Pfizer's no action petition.

I. All Previous Resolutions Filed at Wyeth by PETA Over the Past Five Years Are Materially Different from the Outsourcing Resolution.

The Outsourcing resolution reads as follows:

> RESOLVED, that the Board report to shareholders on the rationale for increasingly exporting the Company's animal experimentation to countries which have either nonexistent or substandard animal welfare regulations and little or no enforcement. Further shareholders request that the report include information on the extent to which Wyeth requires adherence to U.S. animal welfare standards at facilities in foreign countries.

AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS

In language nearly word-for-word the same as that in Pfizer's no action letter, Wyeth contends that three previously filed shareholder proposals are substantially the same as the Outsourcing resolution. However, the Outsourcing resolution is not remotely, much less substantially, similar to any previously filed resolutions included in the Company's 2004, 2006, or 2007 proxy statements.

The following shareholder resolutions have been filed at Wyeth, starting with the most current:

1. Resolutions filed in 2007 and 2006 requested that Wyeth adopt and post a laboratory animal care and welfare policy online consistent with those enacted by other large pharmaceutical companies. These resolutions are substantially the same. The proposals received 25.4% of the vote in 2006 and 6.0% in 2007. These two proposals as known informally as the "Enactment of an Animal Care Policy Resolutions."

2. A resolution filed in 2005, which is not mentioned by Wyeth in its no action letter, sought discontinuation of the sale of Premarin, and adoption of a policy for the protection of the mares used to produce Premarin including placement in caring homes, buy-outs of Premarin mare farmers, or surrender of the horses to rescue organizations.[1] This resolution received 0.07% of the vote and was never refiled.

3. A resolution filed in 2004, encouraged the Company to adopt five non-animal tests to replace their animal counterparts for assessing various human health effects, and asked the Company to petition the regulators to accept validated non-animal tests. This resolution received 2.52% of the vote and was never refiled. This resolution was informally referred to as the "Give the Animals Five" or "GTA5" resolution.

It is evident from the votes that the Enactment of an Animal Care Policy Resolutions described above were of significant concern to shareholders, since they each received 25.4% and 6.0% favorable votes.

It is likewise clear that the Premarin resolution and the GTA5 proposal were not favorably received by shareholders, each one involving very different issues and concerns (i.e. Premarin was one of Wyeth's most profitable products and the GTA5 resolution raised some technical and complex scientific issues). The votes alone show that shareholders were able to discern the differences in these resolutions, and that stockholders of a significant percentage of the Company's shares care deeply about animal related issues.

The fact that each of these resolutions touches on animals in the most general sense possible, does not make them substantially similar any more than resolutions relating generally to humans would. No one would seriously dispute that a resolution relating to human rights violations is

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[1] The hormone replacement for estrogen produced and marketed by Wyeth under the Premarin brand name is produced from the urine of pregnant mares. These pregnant mares are confined in stalls purposely designed to restrict movement since the animals have urine collection bags strapped to their bodies. The goal is to ensure that the containers which collect the mare's urine do not become detached. Some mares suffer this existence for up to six months a year.

the same as one relating to child labor simply because both address the human condition or human beings generally.

Specifically on point, the Staff has previously stated that two proposals dealing with the use of animals in product testing do not necessarily implicate substantially the same subject matter. In *Bristol-Myers Squibb Company* (March 7, 1991), the Staff stated that Bristol-Myers Squibb could not omit a shareholder proposal dealing with animal testing under the "substantially similar" rule. The proposal under review in *Bristol-Myers Squibb* requested that the company cease all animal tests not required by law and stop selling certain products that required animal testing. The Staff held that the proposal was not substantially similar to a prior proposal which had requested a report detailing the scope of the company's use of animal tests in product testing. The Staff stated:

> In arriving at this position the staff takes particular note of the fact that, while the four proposals concern the **same broad issue** (i.e., use of live animals in product development and testing), the present proposal recommends that the Company take a very active and defined course of action as to the broad issue (i.e., cease all animal tests not required by law and drop certain products). The previous proposals asked only that the Company take a passive course of action (i.e., supply information). Accordingly, the staff does not believe the Company may rely on Rule 14a-8(i)(12) as a basis for omitting the proposal from its proxy materials. (Emphasis supplied.)

The resolutions under review in the *Bristol-Myers* no action challenge were vastly more alike than those under review here, and yet the Staff correctly issued a non-concurrence.

Perhaps most telling is the fact that Wyeth has *never challenged* any of the resolutions detailed above based on their being substantially similar. If Wyeth believed that any or all of these resolutions were the same as the GTA5 proposal, it would have challenged every resolution filed after 2005 arguing that each could be omitted because the GTA5 resolution only received 2.52% of the vote. Wyeth knew that these resolutions *were not substantially similar* and that is why it did not seek to exclude them based on Rule 14a-8(i)(12).[2]

II. Even the Most Liberal Scrutiny Demonstrates That the Outsourcing Proposal Has Not Been Substantially Implemented

Wyeth contends that its newly enacted Animal Welfare Policy and its Code of Conduct constitute substantial compliance with the Outsourcing resolution. We need not belabor the point since it is apparent on the face of both the Code of Conduct and the Animal Welfare Policy

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[2] To the extent that Wyeth relies upon *Abbott Laboratories* (March 22, 2006), PETA respectfully urges that the Staff's concurrence was ill-advised and contrary to the controlling authority of *Bristol-Myers Squibb Company* (March 7, 1991). Moreover, the Staff's non-concurrence in *Bristol Myers Squibb* actually addressed the language of the resolutions, analyzed them, and provided a rationale for the non-concurrence. In contrast, the *Abbott Laboratories* concurrence merely concludes that there is "some basis" for the view that the two resolutions under review were similar. There is no legal analysis, discussion of the facts, or anything except that conclusory statement.

that neither addresses outsourcing animal testing to countries like China, India and former Soviet bloc countries.

Wyeth's Code of Conduct commits that the Company will comply "with the law wherever we operate ..." This merely highlights the basic concern of the Outsourcing resolution since countries like China have virtually no laws or protections for animals subjected to experimentation.[3]

Similarly, Wyeth's Animal Welfare Policy states that Wyeth will meet or exceed applicable regulations and guidelines, will comply with the Animal Welfare Act, the European Union Directive, and other professional and humanitarian guidelines, and may fire employees who mistreat animals. Again, as with it Code of Conduct, these lofty pronouncements are useless in countries that *don't* have statutes, regulations, and rules for the protection of animals in laboratories, much less enforcement actions.

The Outsourcing resolution asks Wyeth for two things. First, the Company should provide its rationale for exporting animal experimentation to countries with either nonexistent or substandard animal welfare regulations and little or no enforcement. Second, a report should issue on the extent to which Wyeth requires adherence to U.S. animal welfare standards at facilities in foreign countries. Neither Wyeth's current Code of Conduct nor its Animal Welfare Policy addresses either concern.

Perhaps the best way to close is to cite to a leading financial journal which reported on the issue of outsourcing animal testing. *Forbes* reported that the rationale for moving animal testing to China, the leading location for such outsourcing, is that "scientist are cheap, lab animals plentiful and pesky protesters held at bay."[4] It is for those reasons that shareholders are entitled to ask Wyeth to explain why it is outsourcing animal testing.

Very truly yours,



Susan L. Hall
Counsel

cc: Amy L. Goodman (via regular mail)

[3] The average shareholder is certainly aware of the product recalls that have emanated from dangerous, toxic, and substandard goods imported from China, and would welcome information on why the Company has elected to outsource animal testing of pharmaceutical products to that country.
[4] *"Comparative Advantage"*; Forbes, p. 76 Vol. 178 No. 10 (Nov. 23, 2006)

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 15, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wyeth
Incoming letter dated December 21, 2007

The proposal asks for a report regarding Wyeth's exportation of animal experimentation to countries that have either nonexistent or substandard animal welfare regulations and the extent to which Wyeth requires adherence to animal welfare standards at facilities in foreign countries.

There appears to be some basis for your view that Wyeth may exclude the proposal under rule 14a-8(i)(12)(iii). Accordingly, we will not recommend enforcement action to the Commission if Wyeth omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(iii). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Wyeth relies.

Sincerely,



Eduardo Aleman
Attorney-Adviser

END